UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

AMERICAN RIVER BANKSHARES

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

029326105

(CUSIP Number)

December 31, 2017

(Date of Event That Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)

☒ Rule 13d-1 (c)

☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 029326105	SCHEDULE 13G	Page 2 of 10

1.		NAMES OF REPORTING PERSONS Ryan Heslop
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 331,533
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 331,533
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 331,533
10.		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES □ (SEE INSTRUCTIONS)
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2% (1)
12.		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Based on 6,377,023 shares of Common Stock of the Company outstanding as of November 3, 2017.

CUSIP No. 029326105	SCHEDULE 13G	Page 3 of 10

1.		NAMES OF REPORTING PERSONS Ariel Warszawski
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 331,533
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 331,533
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 331,533
10.		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES □ (SEE INSTRUCTIONS)
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2% (1)
12.		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Based on 6,377,023 shares of Common Stock of the Company outstanding as of November 3, 2017.

CUSIP No. 029326105	SCHEDULE 13G	Page 4 of 10

1.		NAMES OF REPORTING PERSONS Firefly Value Partners, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 331,533
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 331,533
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 331,533
10.		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES □ (SEE INSTRUCTIONS)
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2% (1)
12.		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN, IA

(1) Based on 6,377,023 shares of Common Stock of the Company outstanding as of November 3, 2017.

CUSIP No. 029326105	SCHEDULE 13G	Page 5 of 10

1.		NAMES OF REPORTING PERSONS FVP GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 331,533
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 331,533
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 331,533
10.		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES □ (SEE INSTRUCTIONS)
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2% (1)
12.		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1) Based on 6,377,023 shares of Common Stock of the Company outstanding as of November 3, 2017.

CUSIP No. 029326105	SCHEDULE 13G	Page 6 of 10

1.		NAMES OF REPORTING PERSONS Firefly Management Company GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 331,533
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 331,533
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 331,533
10.		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES □ (SEE INSTRUCTIONS)
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2% (1)
12.		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1) Based on 6,377,023 shares of Common Stock of the Company outstanding as of November 3, 2017.

CUSIP No. 029326105	SCHEDULE 13G	Page 7 of 10

1.		NAMES OF REPORTING PERSONS FVP Master Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 331,533
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 331,533
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 331,533
10.		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES □ (SEE INSTRUCTIONS)
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2% (1)
12.		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1) Based on 6,377,023 shares of Common Stock of the Company outstanding as of November 3, 2017.

CUSIP No. 029326105	SCHEDULE 13G	Page 8 of 10

Item 1(a).	Name of Issuer:

American River Bankshares

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3100 Zinfandel Drive Suite 450 Rancho Cordova, CA 95670

Item 2(a).	Name of Person(s) Filing:

This Schedule 13G (this “Statement”) is being filed by: (i) FVP Master Fund, L.P., a Cayman Islands exempted limited partnership (“FVP Master Fund”), (ii) Firefly Value Partners, LP, a Delaware limited partnership (“Firefly Partners”), which serves as the investment manager of FVP Master Fund, (iii) FVP GP, LLC, a Delaware limited liability company (“FVP GP”), which serves as the general partner of FVP Master Fund, (iv) Firefly Management Company GP, LLC, a Delaware limited liability company (“Firefly Management”), which serves as the general partner of Firefly Partners, and (v) Messrs. Ryan Heslop and Ariel Warszawski, the managing members of FVP GP and Firefly Management (all of the foregoing, collectively, “Reporting Persons”). FVP Master Fund is a private investment vehicle formed for the purpose of investing and trading in a wide variety of securities and financial instruments. FVP Master Fund directly owns all of the shares reported in this Statement. Messrs. Heslop and Warszawski, Firefly Partners, Firefly Management and FVP GP may be deemed to share with FVP Master Fund voting and dispositive power with respect to such shares.

Item 2(b).	Address of Principal Business Office, or, if None, Residence:

The Principal Business Office of FVP Master Fund is:

c/o dms Corporate Services, Ltd.

P.O. Box 1344

dms House

20 Genesis Close

Grand Cayman, KY1-1108

Cayman Islands

The Principal Business Officer of Messrs. Heslop and Warszawski, Firefly Partners, FVP GP and Firefly Management is:

601 West 26th Street, Suite 1520

New York, NY 10001

Item 2(c).	Citizenship:

For citizenship information see Item 4 of the cover sheet of each Reporting Person.

Item 2(d).	Title of Class of Securities:

Common Stock, no par value

Item 2(e).	CUSIP Number:

029326105

CUSIP No. 029326105	SCHEDULE 13G	Page 9 of 10

Item 3.	If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☒	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E)

(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F)

(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	☐	Group, in accordance with 240.13d-1(b)(1)(ii)(J)

Item 4.	Ownership:

See Items 5-9 and 11 on the cover page for each Reporting Person, and Item 2. The percentage ownership of each Reporting Person is based on 6,377,023 shares of Common Stock outstanding as of November 3, 2017, as reported in the Issuer’s quarterly report on Form 10-Q filed on November 6, 2017.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported by the Parent Holding Company or Control Person.

Not Applicable

CUSIP No. 029326105	SCHEDULE 13G	Page 10 of 10

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of the Group.

Not Applicable

Item 10.	Certification:

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2018	/s/ Ryan Heslop
Ryan Heslop

Ariel Warszawski
Firefly Value Partners, LP
FVP GP, LLC
Firefly Management Company GP, LLC
FVP Master Fund, L.P.

Date: February 14, 2018	By:	/s/ Ariel Warszawski
Ariel Warszawski, for himself and as Managing Member
of FVP GP (for itself and as general partner of FVP Master
Fund) and Firefly Management (for itself and as general
partner of Firefly Partners)

EXHIBIT INDEX

Exhibit No.	Document
99.1	Joint Filing Agreement, dated February 14, 2018, among Ryan Heslop, Ariel Warszawski, Firefly Value Partners, LP, FVP GP, LLC, Firefly Management Company GP, LLC and FVP Master Fund, L.P. to file this joint statement on Schedule 13G.